Exhibit 99.6

DOCUMENT AND INFORMATION REQUEST FORM

I, the undersigned:

_____________________ (first and last names and address) owner of _________ (number of shares owned) registered shares of Flamel Technologies, a Société Anonyme with a share capital of Euros 2,608,783.07, having its registered office at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy, 69693 VENISSIEUX (France), identified under number 379 001 530 R.C.S. LYON (the “Company”),

Hereby request that the documents referred to at Section 135 of Decree n°67-236 dated March 23, 1967 and relating to the extraordinary meeting of the shareholders of the Company to be held at the registered office on March 4, 2005 at 10:30 a.m., be addressed to me at _______________________________________________.

In my capacity of owner of registered shares, I hereby also request that a proxy form together with the documents and information set forth at Articles 133 and 135 of the above-mentioned Decree be addressed to me on the occasion of each subsequent shareholders’ meeting.*

I hereby declare that these shares are registered in an account held by Euro Emetteurs Finance or Crédit Lyonnais**.
        .

Done in _______________, on ___________

Signature of the shareholder

* To be deleted if not requested
** To be deleted if not useful